UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) nº 04.032.433/0001 -80
Company Registry ID (NIRE) nº 33300275410
Publicly-held Company

MANAGEMENT PROPOSAL

Dear Shareholders,

The management of Contax Participações S.A. (“Company”) proposes to its shareholders, in relation to the matters contained in the Agenda of the Extraordinary General Meeting to be held, on November 13, 2009, at 10:00 A.M., at the Company’s headquarters, at Rua do Passeio 48 a 56, Parte, Rio de Janeiro, RJ, the following:

(i)	A reverse stock split of all outstanding shares representing the capital structure of the Company (“Shares”), in the proportion of 50 (fifty) existing shares to 1 (one) new share of the same type.

The Company’s management, under article 12 of Law nº 6,404/76, submits for approval the reverse stock split of all of its shares, in the proportion of 50 (fifty) Shares to 1 (one) Share of the same type, as indicated below:

	Current Quantity	Quantity after the Reverse Stock Split
Total Shares	14,942,685	298,853
Common Shares	5,772,435	115,448
Preferred Shares	9,170,250	183,405

Given the existence of a large number of shareholders of the Company being holders of less than 50 (fifty) Shares, part of which inactive, generating a significant volume of services and operating costs for the Company, the Management clarifies that the reverse stock split of the shares of Contax aims to: (a) reduce administrative and operational costs for the Company and its Shareholders; (b) improve the efficiency in regards to the systems of registrations, controls and disclosure of information; and (c) reduce the possibilities of information and communication errors, enhancing services to the Company’s Shareholders.

(ii)	A Stock Split of all outstanding shares representing the capital structure of the Company (“Shares”), in the proportion of 1 (one) existing Share to 200 (two hundred) Shares of the same type.

The Company’s management proposes that a simultaneous stock split of all outstanding shares occurs in the proportion of 1 (one) existing Share to 200 (two hundred) Shares of the same type, as indicated below:

	Current Quantity	Quantity after the Stock Split
Total Shares	298,853	59,770,600
Common Shares	115,448	23,089,600
Preferred Shares	183,405	36,681,000

Considering that the reverse stock split may substantially increase the share price of the Shares of the Company, Management clarifies that the simultaneous stock split aims to maintain the share price of the Company at an attractive level for trading, providing better liquidity to Contax's Shares.

In case the operations of reverse stock split and stock split are approved by the Extraordinary General Meeting: (a) the Company will publish a notice to shareholders, which may be in the form of a notice to the market or a material fact (“Notice”), establishing at least a 60 (sixty) days time concession starting on the day of publication of the Notice, so that the holders of common and preferred shares of the Company may, at its own discretion, adjust their shareholding positions, by type, in multiples of 50 (fifty) Shares, through negotiations on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

(“BM&FBOVESPA”).

(b) it will also be granted, a time concession of at least 45 (forty five) days starting on the day of publication of the Notice, so that holders of less than 50 (fifty) common or preferred shares of the Company, can express their intention to remain as part of the shareholders base of Contax, receiving the corresponding Shares arising from the reverse stock split and simultaneous stock split, and is therefore, not involved in the auction of fractions mentioned below.

(c) shareholders owning less than 50 (fifty) common or preferred shares of the Company, who adjusted their positions through Banco do Brasil, will be exempted from paying the brokerage fees, exclusively in what concerns the necessary amount of Shares so that the shareholder then holds one (1) share of the Company of its respective type after the reverse stock split.

(d) after the term of five (5) business days after the deadline for adjusting the positions by the shareholders of their shares in the Company, the Shares representing the capital structure of the Company will be visualized in the resulting proportion of the reverse stock split and simultaneous stock split of the Company’s Shares.

(e) after the time allowed for the adjustment of positions by the shareholders of the Company has elapsed, any fractional shares resulting from the reverse stock split, with the exception of the shares that belong to the holders who expressed their wishes not to be included in the auction and therefore, to remain in Contax Participações’ shareholders base, in accordance to item (b) above, will be detached, grouped in whole numbers, and sold in auction on the BM&FBOVESPA, with the amounts resulting from the sale made available in the respective shareholder’s name, after the financial settlement of the sale. The date of the auction of the fraction of Shares, the details and the date when the resources resulting from the auction will be available to shareholders will be notified after the expiration of the period for adjustment of shareholding positions, through Notice that will be timely disclosed.

(f) the American Depositary Receipts (“ADRs”) that represent the Company’s preferred shares, will be traded at a ratio of 5 (five) ADRs for each preferred share issued by the Company.

(iii)	The Company’s Executive Officers were authorized to take all the required measures to implement the aforementioned deliberations;

The Company’s management proposes that the Board of Directors delegate the power to implement all acts necessary for the realization of the simultaneous operations mentioned above.

(iv)	Amendment of the caput of Article 5 of the Company’s Bylaws, due to the reverse stock split and simultaneous stock split, in order to reflect the capital structure of the Company after the completion of such operations: “Article 5 – The Company’s Capital Stock totals R$223,873,116.10 (two hundred and twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and ten centavos), divided into 59,770,600 shares, of which 23,089,600 are common shares and 36,681,000 preferred shares, all of which registered book-entry shares with no par value.”

The Company’s management proposes the amendment of the caput of Article 5 of the Bylaws, in order to reflect the change in the composition of the capital structure of the Company after the completion of such operations, as follows:

Current Wording “Article nº5 – The capital stock totals R$223,873,116.10 (two hundred and twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and ten centavos), divided   into 14,942,685 shares, of which 5,772,435 are common shares and 9,170,250 preferred shares, all of which registered book-entry shares with no par value.”

Proposed Wording “Article nº5 – The capital stock totals R$223,873,116.10 (two hundred and twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and ten centavos), divided into 59,770,600 shares, of which 23,089,600 are common shares and 36,681,000 preferred shares, all of which registered book-entry shares with no par value.”

The Company is available to clarify any doubts regarding the operations mentioned in this Material Fact, through the site www.contax.com.br/ri.

Rio de Janeiro, October 27, 2009

Michel Neves Sarkis
CFO and Investor Relations Executive
Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 03, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.